INVESTMENT ADVISORY
and ADMINISTRATIVE SERVICES ARGREEMENT

DEVELOPING WORLD FUND
of AMANA MUTUAL FUNDS TRUST

THIS AGREEMENT, executed this 2nd day of July, 2009, between Saturna Capital Corporation, a Washington State corporation (the "Adviser") and Amana Mutual Funds Trust, an open-end management investment company organized under the laws of the State of Indiana (the "Trust"), for the Developing World Fund of the Trust (the "Fund"), to be and become effective as provided in Section 1, Article V, between the parties hereto,

WITNESSETH, THAT:

The parties hereto pursuant to the terms hereof enter into the following Articles of Agreement:

ARTICLE 1: INVESTMENT ADVISORY SERVICES

Section 1. Investment Adviser. During the continuance of this Agreement, the Adviser shall supervise the investment management of the cash and securities of the Fund, and in that connection, to the extent reasonably required, shall furnish to the Fund advice and recommendations as to the securities to be purchased, held or sold and the portion of the assets to remain uninvested, all in accordance with the investment objectives, powers and restrictions imposed by law or other governing document or writing binding upon the Fund or the Amana Mutual Funds Trust.

Subject to review by the Trustees of the Trust, the Adviser shall place all orders for the public sale of securities of the Fund. It is understood and agreed however, that no such orders shall be placed in contravention of the Investment Company Act of 1940.

ARTICLE II: ADMINISTRATIVE SERVICES

Section 1. Duties of Adviser. During the continuance of this Agreement, the Adviser shall furnish the Fund office space, office facilities and equipment, related utilities, telephone service, stationery and supplies, typesetting, personnel (including executive officers) and clerical and bookkeeping services as are required to fulfill its obligation as Adviser for the Fund. The Adviser shall pay the compensation of all its executives and employees, whether or not an officer or employee of the Trust, for all services rendered by them on behalf of the Fund as are required to fulfill its obligation as Adviser, and shall furnish such office space, facilities, supplies and services as agreed above.

Section 2. Fund Accounting. The Adviser shall act as fund accountant, and prepare daily reports of net asset value as well as all other financial statements and reports. With the consent of the trustees, the Adviser at its expense may delegate fund accounting duties to another qualified party. The fund accountant shall furnish the trustees, at any regularly scheduled meeting or at such times as the trustees may request a report on all matters pertaining to the services of the Adviser, including but not limited to, a list of the securities in the Fund and a record of brokerage commissions paid.

Section 3. Fund Expenses. The Fund shall pay or provide for the payment of all its expenses not assumed by the Adviser as above provided, which expenses shall include, without limitation, taxes, interest, brokerage commissions, compensation and expenses of trustees, legal and accounting expenses, insurance premiums, custodian, transfer agent, registrar and dividend disbursing agent fees and expenses, the expense of issuing Shares of the Fund under the Federal Securities laws and the regulatory authorities of the various states in which the Fund is authorized to offer Shares, association membership and meeting expenses, and the expense of preparing, mailing and printing financial reports, investment newsletters, notices and prospectuses for its existing Shareholders.

ARTICLE III: FEES FOR SERVICES OF THE ADVISER

Section 1. Annual Fee. As full compensation for all services rendered and to be rendered and expenses assumed by the Adviser hereunder, the Fund shall pay to the Adviser an annual fee equal to 0.95% on the first $500 million of the average daily net asset value of the Fund, 0.85% on the next $500 million, 0.75% on assets between $1 billion and $1.5 billion, and 0.65% on assets over $1.5 billion. The amount thus determined for each calendar month shall be paid to the Adviser as soon as practicable after the last day of such month.

Section 2. Termination. In the event of the termination of this Agreement the fee for the month in which terminated shall be that proportion of the rate for the whole month as the number of calendar days during which this Agreement is in effect during the month bears to the number of days in the whole month computed on the average daily net asset value of the Fund during such period.

Section 3. Reimbursement. Notwithstanding the foregoing provisions in this Article III, in the event that the total expenses (excluding taxes, interest and extraordinary items) of the Fund for any fiscal year exceeds the lesser of 2% of average daily net asset value or the expense limitation provisions established for the most restrictive state in which the Fund is registered to offer and sell Shares, the Adviser shall reimburse the Fund for such excess. Such calculation shall be made at the end of each month based on the average daily net assets in such month, on a basis consistently applied, and any reimbursement or adjustment required shall be made promptly thereafter. Any such reimbursement by the Adviser to the Fund shall not exceed the amount of the advisory fee paid or payable to the Adviser for such fiscal year.

ARTICLE IV: DISTRIBUTION

Section 1. The Fund. The Fund shall offer Shares without commission ("load") or other sales expense. The Fund may appoint a distributor when and as determined necessary and appropriate by the Board of Trustees. As the expense to the Fund is deemed by the Adviser to be warranted, the Adviser shall cause the Fund to be registered under the various state ''blue-sky" requirements.

Section 2. The Adviser. The Adviser or its affiliates may engage in any and all lawful activities designed to assist Fund distribution, and pay for such activities out of any part of its resources, including those fees described under Article III. The Adviser shall pay any and all expenses for printing and distributing extra prospectuses used in connection with sales and for preparing, printing and distributing sales literature. The Adviser shall pay the salaries of all persons used in the distribution of the Fund, furnish office space and facilities for such distribution activity, and pay for all collect and "800" telephone calls to the Fund.

ARTICLE V: TERM AND TERMINATION OF AGREEMENT

Section 1. Term of Agreement. This Agreement shall become effective when approved by the holders of a majority of the outstanding Shares of the Fund, and shall continue in effect for a two-year period unless sooner terminated as hereinafter provided, and thereafter shall continue from year to year so long as the terms of the this Agreement and the renewal and continuance thereof have been approved at least annually by action of the trustees or a majority vote of the outstanding Shares of the Fund, but in either event it must be approved by a majority of the trustees who are not interested persons of the Adviser, the Trust or the Fund, casting their vole in person at a meeting called for the purpose of voting on such approval.

Section 2. Termination of Agreement. This Agreement may be terminated at any time without liability to either party by notice in writing given by the party desiring to terminate to the other not less than sixty (60) days in advance of the date specified, for termination. The Fund may take such action either by the trustees or by the affirmative vote of the holders of a majority of the outstanding Shares of the Fund.

Section 3. No Assignment. This Agreement may not be assigned by either party and shall terminate automatically upon assignment (as defined in the federal Investment Company Act of 1940).

Section 4. Amendment. This Agreement may be amended only with the approving vote of the holders of a majority of the outstanding Shares of the Fund. The vote of a majority of the outstanding Shares of the Fund means the vote, at any meeting of the Shareholders, of (1) 67% or more of the Shares present or represented by proxy, at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy, or (2) more than 50% of the outstanding Shares, whichever is less.

ARTICLE VI. GENERAL

This instrument is executed by the trustees and officers of Amana Mutual Funds Trust in such capacities on behalf of the Developing World Fund. By the execution hereof all parties agree that except to the extent limited by the provisions of the federal Investment Company Act of 1940, for the payment of any claim or the performance of any obligations hereunder, resort shall be had solely to the assets and property of the Fund and no Shareholder, trustee, officer, employee or agent of the Trust or the Fund shall be personally liable therefore. Reference is made to Articles of Trust dated July 17, 1984, which has been filed with the Indiana Secretary of State, Indianapolis, Indiana.

IN WITNESS WHEREOF,

the parties hereto have caused this Agreement to be executed on behalf of each of them by their duly authorized officers the date and year first above written.

AMANA MUTUAL FUNDS TRUST DEVELOPING WORLD FUND By /s/ Talat M. Othman Talat M. Othman, Chairman ATTEST: /s/ Ethel Bartolome By Kristina Box Secretary	SATURNA CAPITAL CORPORATION By /s/ Nicholas Kaiser Nicholas Kaiser, President ATTEST: /s/ Ethel Bartolome By Kristina Box Secretary